Exhibit 12

Lockheed Martin Corporation

Computation of Ratio of Earnings to Fixed Charges

For the Six Months Ended June 30, 2003

(In millions, except ratio)

Earnings
Earnings from continuing operations before income taxes	$716
Interest expense	259
Losses (undistributed earnings) of 50% and less than 50% owned companies, net	(27)
Portion of rents representative of an interest factor	23
Amortization of debt premium and discount, net	1

Adjusted earnings from continuing operations before income taxes	$972

Fixed Charges
Interest expense	$259
Portion of rents representative of an interest factor	23
Amortization of debt premium and discount, net	1
Capitalized interest	—

Total fixed charges	$283

Ratio of Earnings to Fixed Charges	3.4